[LMS MEDICAL SYSTEMS INC. LOGO OMITTED]
LMS MEDICAL SYSTEMS INC.

For Immediate Release

             LMS SHOULDER SCREEN RISK MANAGEMENT SOFTWARE CHOSEN BY
                   THE UNIVERSITY OF MARYLAND MEDICAL CENTRE

MONTREAL, QUEBEC, AUGUST 15, 2006 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics, today announced that the University of Maryland Medical Centre (UMMC), Baltimore, Md. will be expanding its use of LMS obstetrical risk management tools and implementing CALM
Shoulder Screen(TM).

Clinicians from UMMC have long recognized the critical nature of shoulder dystocia, a complication traditionally considered unpredictable and unpreventable that can occur during labor and delivery. This prompted their participation in the research leading to the development of the CALM Shoulder
Screen, a tool to assess the risk of occurrence of this medical challenge. The implementation of CALM Shoulder Screen will complement their current use of the
CALM(TM) Clinical Information System and the CALM Curve(TM).

"Shoulder dystocia not only presents as an emergency in the delivery room, it is also one of the leading causes of litigation in obstetrics," said Dr. Hugh
Mighty, Chair of Obstetrics at the University's School of Medicine and Chief of
Obstetrics at the hospital. "The program has the potential to help us anticipate and thus avoid about 50% of brachial plexus injuries with a relatively low number of extra cesareans. It makes a compelling clinical, social and risk management business case to be an integral part of our commitment to patient safety and clinical leadership."

"We are very pleased to partner with UMMC in order to document the value of the risk reduction strategy provided by CALM Shoulder Screen," said Diane Cote,
President and CEO of LMS. "The hospital's innovative care settings will highlight the predictive and preventive impact of the combined use of the CALM
Curve and CALM Shoulder Screen."

ABOUT UMMC: University of Maryland Medical Center in Baltimore is a university teaching hospital that provides a full range of health care to more than 250,000 patients annually. UMMC serves as a regional referral center for the most serious and complicated health problems in adults and in children and is responsible for some 1,400 births a year.

ABOUT LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:

ANDREA MILLER, COMMUNICATIONS                    DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                         THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 222                     Toll Free: 1-888-221-0915
Fax: (514) 488-1880                              Info@howardgroupinc.com
E-mail   investor@lmsmedical.com                 www.howardgroupinc.com
Website: www.lmsmedical.com